

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

August 25, 2008

<u>Via U.S. Mail and Fax (978-654-4501)</u>

Vincenzo LiCausi
Chief Financial Officer
Cambridge Heart, Inc.
100 Ames Pond Drive
Tewksbury, Massachusetts 01876

> **Re: Cambridge Heart, Inc.**
> **Amendment No. 1 to Form 10-K/A for the fiscal year ended**
> **December 31, 2007**
> **Filed April 14, 2008**
> **Form 10-Q for the quarters ended March 31, and June 30, 2008**
> **File No. 000-20991**

Dear Mr. LiCausi:

　　We have reviewed your filings and correspondence dated August 8, 2008 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements, page 33

Note 2. Summary of Significant Accounting Policies, page 40

Cash Equivalents, Restricted Cash and Marketable Securities, page 40

1.   Please refer to prior comment 2. Your responses state that as of December 31,
        2007, "cash equivalents consisted only of cash invested in money market funds."
        Please reconcile your response with your disclosure which states that "[s]hort-
        term commercial paper, *auction rate securities*, short-term securities of state
        government agencies with maturities less than three months from date of purchase
        and money market securities, totaling $563,366 and $113,384 at December 31,
        2006 and 2007, respectively, are classified as cash equivalents." [emphasis added]
        Please also discuss the composition of your cash equivalents as of December 31,
        2006.

2.   Please refer to prior comment 3. Your response states that as of December 31,
        2007, "the Company's marketable securities consisted of auction rate securities
        (ARS) with a triple "A" credit rating collateralized by student loans mainly
        guaranteed by the U.S. Department of Education under the Federal Family
        Education Loan Program ("FFELP")." Please reconcile your response with your
        disclosure which states that "[m]arketable securities consist of cash invested in
        municipal bonds with a triple "A" credit rating." [emphasis added] We further
        note that the disclosure states that the marketable securities "mature in less than
        90 days, are redeemable at their face value, and bear interest at variable rates
        which are adjusted on a frequent basis. Accordingly, these investments are subject
        to minimal credit and market risk. These securities amount to $7,500,000 and
        $11,200,000 at December 31, 2006 and 2007, respectively, and no realized or
        unrealized gains or losses have been recognized during the periods presented."

Form 10-Q for the Quarterly Period Ended March 31, 2008

Financial Statements, page 3

Note 2. Summary of Significant Accounting Policies, page 7

Cash equivalents and marketable securities, page 7

3.   Please refer to prior comment 10. We note that you have $9.5 million of marketable securities as of March 31, 2008, representing approximately 63% of your total assets. You disclose that this amount consists of municipal bonds and auction rate securities which are "recorded at amortized cost, which approximates fair market value." Please reconcile the disclosure with your response which states that at March 31, 2008, "the Company's marketable securities consisted of auction rate securities."

4.   Further, you note in your response that "based on discussions with [y]our investment advisor, review of market research reports and certain legislative initiatives, [you] concluded that the illiquidity in the market was temporary and would shortly resume. Therefore, based on these factors, [you] believe that as of March 31, 2008 the cost of the investments approximated fair value." Discuss how you considered the definition of fair value in paragraph 5 of SFAS 157 which states that "[f]air value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." Discuss how the factors cited in your response result in a measurement of fair value and not just an analysis of whether or not there was an other than temporary impairment in the value of the securities. Please tell us how you considered SFAS 157 in your accounting and include a discussion of the level of input you used to measure fair value, your valuation technique and any key assumptions. Tell us the number and dollar value of failed auctions as of March 31, 2008 and how you considered that information in your analysis of fair value.

5.   Also, please tell us about your analysis of the expected recovery period in determining that the securities should be classified as short term.

6.   Please tell us why you changed the method of measuring fair value as of June 30, 2008. Show us the disclosures that you were required to provide under SFAS 157 in your March 31, 2008 Form 10-Q.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Financial Statements, page 3

Note 2. Summary of Significant Accounting Policies, page 6

Fair Value Measurement, page 7

7.   We note the discussion on page 7 that the amount of the impairment was based on "independent fair market valuations." In addition, we noted similar references on page 11. Please tell us about the nature and extent of the third party's involvement in your decision-making process associated with the referenced valuations. While you (management) may elect to take full responsibility for valuing the securities, if you choose to continue to refer to the expert, you may need to revise future filings to name the independent valuation firm.

Note 3. Investments, page 11

8.   Please tell us about your evaluation in determining that the impairment was not other than temporary. Discuss how you considered SFAS 115, FSP FAS 115-1, EITF 99-20, SOP 03-3 and SAB Topic 5M. Further, please tell us and disclose in future filings, as applicable, the information required by paragraph 17 of FSP FAS 115-1, including information that provides sufficient information to allow financial statement users to understand the quantitative disclosures and the information that you considered (both positive and negative) in reaching the conclusion that the impairment is not other than temporary. Tell us and disclose in future filings whether or not you have the intent and ability to hold the auction rate securities until a forecasted recovery of fair value. Also tell us about your analysis of the expected recovery period, including how and when you expect the principal on the auction rate securities to become available.

9.   In this regard, we note your disclosure on page 23 that you "believe that given the revolving credit facility, the potential for additional borrowings and potential solutions for the current liquidity issues surrounding the ARS, [you] will have sufficient cash and liquidity to support our operations for the next 12 months." Please reconcile this disclosure with your response concerning your analysis of the expected recovery period for the auction rate securities and your classification of the securities as long-term.

10.   With a view towards disclosure in future filings, please tell us the key terms of the auction rate securities including maturity dates and interest rate provisions. For those cases where the interest rate is not reset to a higher rate when the auctions fail, please tell us what occurs. Please clarify whether the impairment is due to credit, liquidity or both. Please also tell us whether or not you are receiving the underlying cash flows of the securities.

11.   We note that the securities are "mostly guaranteed" by FFELP. With a view towards disclosure in future filings, please tell us the amount of securities that are and are not guaranteed.

Critical Accounting Policies and Estimates, page 19

12.   Please refer to prior comment 12. We continue to note that you do not discuss the valuation of your auction rate securities as a critical accounting policy. This would include the material accounting estimates and assumptions you made in valuing your auction rate securities as of March 31, and June 30, 2008 and the process by which you determined the value of the securities as of each date, the levels of judgment involved and the susceptibility of the resulting value to changes in your estimate and assumptions. Please discuss your consideration of why the disclosure was not provided.

13.   Please tell us whether you have sold any of the auction rate securities in 2008, the dates of the sales and the amount of any difference in value estimated at March 31, 2008 or June 30, 2008 and the ultimate sale price.

Controls and Procedures

14.   Please refer to prior comment 9. We note that management's conclusion continues to include only a portion of the definition of disclosure controls and procedures. You may remove the language in management's conclusion referring to the definition of disclosure controls and procedures in your future filings or revise the disclosure in future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Item 6. Exhibits

15.   We note your disclosure on page 23 that you entered into a revolving credit
        facility with Citigroup during June 2008 for borrowings of up to 50% of failing
        ARSs par value of $9,250,000. Please tell us why you did not file a Form 8-K
        regarding this agreement and why you have not included this agreement as an
        exhibit to your Form 10-Q for the period ended June 30, 2008. In your response,
        please analyze the materiality of this agreement in light of your disclosure on
        page 23 that you "believe that given the revolving credit facility, the potential for
        additional borrowings and potential solutions for the current liquidity issues
        surrounding the ARS, [you] will have sufficient cash and liquidity to support
        [y]our operations for the next 12 months."

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

        You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at
(202) 551-3604 if you have questions regarding these comments. In this regard, do not
hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

                                                Sincerely,

                                                Kate Tillan
                                                Assistant Chief Accountant